CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Unaudited)

(Expressed in Canadian Dollars)

Targeting Uranium and Gold	Trading Symbol: CXX	Website: www.crosshairexploration.com
Head Office: Suite 1240, 1140 West Pender Street	Telephone: 604-681-8030	Investor email: dan@crosshairexploration.com
Vancouver, British Columbia, Canada V6E 4G1	Toll Free: 1-866-683-8030	General email: jennifer@crosshairexploration.com
Facsimile: 604-681-8039

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

	January 31,	April 30,
	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$3,938,359	$14,311,417
Marketable securities at fair value (cost: $2,659,463 & $1,822,976, respectively)	670,586	1,787,387
Receivables	476,107	444,929
Prepaid expenses	275,779	203,438

	5,360,831	16,747,171

Equipment (Note 3)	517,094	366,080

Mineral properties (Note 4)	24,161,462	14,551,292

	$30,039,387	$31,664,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$1,292,690	$1,356,467

Future reclamation costs (Note 5)	168,111	-

	1,460,801	1,356,467
Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued: 73,020,825 (April 30, 2007 – 70,912,072) common shares	47,342,847	44,135,660
Contributed surplus (Note 6)	8,506,504	3,888,533
Deficit	(27,270,765)	(17,716,117)

	28,578,586	30,308,076

	$30,039,387	$31,664,543

Nature and continuance of operations (Note 1)
Basis of presentation (Note 2)
Subsequent events (Note 9)
Commitments and contingencies (Note 11)

On behalf of the Board:

“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the nine months ended
	January 31,		January 31,

	2008	2007	2008	2007

EXPENSES
Accretion	$1,375	$-	$1,375	$-
Amortization	55,129	10,903	102,461	26,335
Audit and accounting	4,826	10,618	60,780	31,746
Consulting	55,847	22,832	98,664	132,920
Directors fees (Note 8)	31,500	14,000	76,500	38,000
Insurance	20,526	9,574	51,531	25,819
Investor relations	176,577	32,498	363,917	110,985
Legal (Note 8)	28,624	42,927	89,187	156,501
Management fees (Note 8)	18,750	15,000	52,500	35,000
Miscellaneous property investigations	-	1,522	-	1,522
Office and general	150,701	169,246	427,302	442,090
Rent	49,624	20,996	97,542	62,980
Stock-based compensation (Note 6)	1,317,851	897,037	5,346,118	2,191,363
Transfer agent and filing fees	22,656	13,914	154,246	33,004
Travel	63,971	53,946	204,132	156,470
Wages and salaries	223,144	222,684	832,139	658,047

	(2,221,101)	(1,537,697)	(7,958,394)	(4,102,782)

OTHER ITEMS
Management fee income (Note 8)	-	15,000	20,000	25,000
Interest income	87,582	78,695	356,774	300,683
Gain on sale of Sinbad mineral property	-	-	15,849	-
Realized gains – marketable securities	-	104,498	-	104,498
Unrealized gains (losses)–marketable securities	(652,939)	4,483	(1,988,877)	4,483

	(565,357)	202,676	(1,596,254)	434,664

Loss for the period	$(2,786,458)	$(1,335,021)	$(9,554,648)	$(3,668,118)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.13)	$(0.06)

Weighted average number of common shares
outstanding	72,805,784	62,488,675	71,852,856	60,340,441

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the nine months ended
	January 31,		January 31,

	2008	2007	2008	2007

Operating activity cash flows
Loss for the period	$(2,786,458)	$(1,335,021)	$(9,554,648)	$(3,668,118)
Items not affecting cash
Amortization	55,129	10,903	102,461	26,335
Stock-based compensation	1,317,851	897,037	5,346,118	2,191,363
Unrealized gains (losses)–marketable securities	652,939	(4,483)	1,988,877	(4,483)
Gain on Disposition of Sinbad Claims	-	-	(15,849)	-
Accretion	1,375	-	1,375	-

Non-cash working capital item changes
Receivables	670,887	185,979	(31,178)	(88,811)
Prepaid expenses	165,786	33,220	(72,341)	(55,609)
Payables and accrued liabilities	209,036	263,098	(63,777)	154,310
Due from related parties	-	-	-	4,167
Due to related parties	-	4,407	-	(2,657)

Net cash provided by (used) in operating activities	286,545	55,140	(2,298,962)	(1,443,503)

Investing activity cash flows
Proceeds on sale of mineral prop.	-	-	31,698	-
Mineral properties	(2,881,939)	(2,261,921)	(8,447,483)	(6,738,035)
Acquisition of equipment	(218,018)	(43,134)	(253,475)	(63,850)
Marketable securities	-	(177,549)	(872,076)	(177,549)

Net cash used in investing activities	(3,099,957)	(2,482,604)	(9,541,336)	(6,979,434)

Financing activity cash flows
Issuance of shares for cash, net of costs	443,265	2,147,447	1,467,240	3,781,681

Net cash provided by financing activities	443,265	2,147,447	1,467,240	3,781,681

Net change in cash during the period	(2,370,147)	(280,017)	(10,373,058)	(4,641,256)

Cash and cash equivalents, opening	6,308,506	9,586,737	14,311,417	13,947,976

Cash and cash equivalents, closing	$3,938,359	$9,306,720	$3,938,359	$9,306,720

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital

	Number of	Amount	Contributed	Deficit	Total
	Shares		Surplus

Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Shares issued during the year (Note 6):
Property acquisition	445,000	1,078,150			1,078,150
Exercise of stock options	2,672,764	2,400,146			2,400,146
Exercise of agent warrants	273,863	277,571			277,571
Exercise of warrants	8,674,025	10,537,396			10,537,396
Incentive program participation	490,375	707,343			707,343
Stock-based compensation for the year			3,696,601		3,696,601
Less: stock options exercised value			(996,071)		(996,071)
Loss for the year				(5,533,011)	(5,533,011)

Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Shares issued during the period (Note 6):
Property acquisition (Note 6)	420,000	1,011,800			1,011,800
Returned to treasury	(114)	-			-
Exercise of stock options	1,288,984	1,694,828			1,694,828
Exercise of agent warrants	37,383	47,434			47,434
Exercise of warrants (Note 6)	362,500	453,125			453,125
Stock-based compensation for the period			5,346,118		5,346,118
Less: stock options exercised value			(728,147)		(728,147)
Loss for the period				(9,554,648)	(9,554,648)

Balance at January 31, 2008	73,020,825	$47,342,847	$8,506,504	$(27,270,765)	$28,578,586

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

All financial summaries included are presented on a comparative basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified in order to conform with the presentation of current period figures. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.	EQUIPMENT

	January 31, 2008				April 30, 2007
		Accumulated	Net		Accumulated	Net
Description	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture & fixtures	$182,735	$39,841	$142,894	$75,112	$14,625	$60,487
Computer & office equipment	102,659	33,827	68,832	67,014	13,843	53,171
Computer software	48,147	19,947	28,200	32,936	5,581	27,355
Exploration equipment	272,172	59,607	212,565	247,162	22,095	225,067
Leasehold improvements	69,986	5,383	64,603	-	-	-

	$675,699	$158,605	$517,094	$422,224	$56,144	$366,080

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES

		Uranium		Gold & VHMS
					Southern
			Stormy		Golden
		Otter &	Lake &		Promise &
	Moran	Portage	Partridge	Golden	Victoria	Sinbad
	Lake	Lake	River	Promise	Lake	Claims	Total
Balance April 30, 2006	$2,812,617	$70,400	$-	$-	$1,024,022	$12,722	$3,919,761
Drilling & trenching	2,474,435	94,698	-	640,629	514,059	-	3,723,821
Geology	2,070,123	34,741	-	32,738	78,338	3,127	2,219,067
Geophysics	2,278,608	62,900	-	-	79,961	-	2,421,469
Administration	343,171	7,765	-	54,301	42,743	-	447,980
Technical analysis	432,758	8,261	-	17,336	40,189	-	498,544
Acquisition costs	710,000	276,750	-	110,400	223,500	-	1,320,650
Tax credits received	-	-	-	-	-	-	-
Write offs/sales	-	-	-	-	-	-	-

Total for the year	8,309,095	485,115	-	855,404	978,790	3,127	10,631,531

Balance April 30, 2007	11,121,712	555,515	-	855,404	2,002,812	15,849	14,551,292

Drilling & trenching	2,394,709	-	-	478,052	5,922	-	2,878,683
Geology	2,350,097	22,278	25,541	50,364	48,006	-	2,496,286
Geophysics	1,866,629	68,885	56,347	-	-	-	1,991,861
Administration	350,082	22,592	19,548	30,557	(5,155)	-	417,624
Technical analysis	468,360	2,362	1,268	-	1,158	-	473,148
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	695,000	279,000	145,000	87,800	67,500	-	1,274,300
Credits received	-	-	-	-	(72,619)	-	(72,619)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)

Total for the period	8,288,761	395,117	247,704	646,773	47,664	(15,849)	9,610,170
Balance January 31,
2008	$19,410,473	$950,632	$247,704	$1,502,177	$2,050,476	$-	$24,161,462

Cumulative totals as at January 31, 2008:

Drilling & trenching	$5,192,150	$94,698	$-	$1,118,681	$570,986	$-	$6,976,515
Geology	5,155,218	57,419	25,541	83,102	496,591	11,724	5,829,595
Geophysics	5,313,750	131,785	56,347	-	325,368	-	5,827,250
Administration	866,009	30,357	19,548	84,858	99,245	-	1,100,017
Technical analysis	1,030,762	10,623	1,268	17,336	227,203	-	1,287,192
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	1,955,000	625,750	145,000	198,200	423,000	4,125	3,351,075
Credits received	(266,300)	-	-	-	(94,769)	-	(361,069)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)
Balance January 31,
2008	$19,410,473	$950,632	$247,704	$1,502,177	$2,050,476	$-	$24,161,462

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

STORMY LAKE/PARTRIDGE RIVER PROPERTY

Pursuant to an agreement dated May 1, 2007, the Company acquired an option agreement to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador. To exercise the option, the Company must issue common shares and incur project expenditures as follows:

	Number	Project
Deadline	of shares	Expenditures	Status
On regulatory approval of agreement	50,000	-	Issued
On or before May 1, 2008	50,000	75,000
On or before May 1, 2009	75,000	250,000
On or before May 1, 2010	-	475,000
TOTAL	175,000	$800,000

SINBAD CLAIMS

The Sinbad claims are located in Emery, Nevada, U.S.A. and were acquired in January 2006 at a cost of $4,125. Subsequently, the Company incurred geology costs totalling $11,724. During the nine months ended January 31, 2008, the Sinbad claims were sold to Target Exploration & Mining Corp., a company with at least one director in common, in consideration for cash of $31,698 and a 2% net smelter return royalty.

5.	FUTURE RECLAMATION COSTS

	January 31, 2008	April 30, 2007

Asset retirement obligation – beginning balance	$-	$-
Liability incurred	166,736	-
Accretion expense	1,375	-

Asset retirement obligation – ending balance	$168,111	$-

The total undiscounted amount of estimated cash flows required to settle the obligations is $175,400, which was adjusted for inflation at the rate of 2% and then discounted at 3.30% . Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS Share issuances

During the year ended April 30, 2007, shares were issued as follows:

  2,672,764 shares pursuant to the exercise of stock options for gross proceeds of $1,404,075. An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  8,947,888 shares pursuant to the exercise of shareholder and agent warrants for total gross proceeds of $10,814,966.

  490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

  20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

During the nine month period ended January 31, 2008, shares were issued as follows:

  1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $1,694,828. An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

  114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

  20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake property.

Escrow shares

During the nine months ended January 31, 2008, 140,625 shares were released from escrow; leaving nil shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Warrants

As at January 31, 2008, the Company had no warrants outstanding.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

The Company has a stock option plan whereby it may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at January 31, 2008 and April 30, 2007 and changes during the periods then ended.

	January 31, 2008		April 30, 2007

		Weighted		Weighted
	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of period	8,981,984	$1.62	6,364,748	$0.68
Exercised	(1,288,984)	0.59	(2,672,764)	0.53
Cancelled or expired	(625,000)	2.07	(700,000)	0.84
Granted	2,675,000	1.85	5,990,000	2.04

Outstanding, end of period	9,743,000	$1.77	8,981,984	$1.62

Currently exercisable	4,450,500	$1.43

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the period ended January 31, 2008 totaled $5,346,118. The weighted average fair value of options granted in the period was $1.00 (April 30, 2007 - $2.16) .

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the period ended January 31, 2008:

	January 31,	April 30,
	2008	2007

Risk-free interest rate	2.95%	3.79%
Expected life of options	5 years	5 years
Annualized volatility	109%	239%
Dividend rate	0%	0%

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Financing and investing activities during the period ended January 31, 2008 not affecting cash flows are as follows:

(a) A fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 6).

(b) A total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 6).

Financing and investing activities during the period ended January 31, 2007 not affecting cash flows are as follows:

(a) A fair value of $607,309 was recognized in respect of stock options and agent options exercised (Note 6).

(b) A total of 445,000 common shares valued at $1,078,150 were issued for property acquisitions (Note 6).

8.	RELATED PARTY TRANSACTIONS

During the nine month period ended January 31, 2008, the Company:

  charged management fees of $20,000 (2007: $25,000) and sold the Sinbad claims for a gain of $15,849 (2007: $Nil) to another public company with directors in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at January 31, 2008 is an amount of $59,293 (April 30, 2007: $Nil) owing from this company.

  incurred management fees of $15,000 (2007 – $35,000) to a director.

  incurred management fees of $37,500 (2007 – $Nil) to a private company controlled by an officer.

  incurred independent directors’ fees of $76,500 (2007 - $38,000).

  incurred legal fees of $20,393 (2007 – $25,882) to a law firm of which a director is a partner.

  incurred geological consulting fees of $15,600 (2007 – $27,000) to a private company owned by a director, which are included in mineral property costs. Included in payables and accrued liabilities as at January 31, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

  Entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private company that has a director in common. Office rent of $18,264 (2007: Nil) was paid to this company during the quarter.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

9.	SUBSEQUENT EVENTS

Subsequent to January 31, 2008, the Company:

  granted stock options to purchase 100,000 shares at $1.41 per share on or before February 21, 2013.

  cancelled 475,000 stock options

  entered into an agreement with Canaccord Capital Corporation, under which Canaccord has agreed to buy from the Company 7,250,000 non-flow-through units and 3,226,000 flow-through common shares of the Company at an issue price of $1.38 per unit and $1.55 per flow-through share for gross proceeds to the Company of $15,005,300. Each unit will consist of one common share and one transferable common share purchase warrant. Each warrant will entitle the holder thereof to purchase one common share at a price of $2.00 expiring 18 months from the closing of the offering.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

9.	SUBSEQUENT EVENTS (cont’d…)

The Company will grant Canaccord an option to purchase additional units and flow-through shares in any combination of units and flow-through shares to raise additional gross proceeds of up to 15% of the offering exercisable up to 30 days following the closing of the offering, to cover overallotments, if any. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the units and flow-through shares for distribution.

The net proceeds of the offering will be used for exploration and development of the Company's mineral projects and general corporate purposes. Closing is expected on or about March 31, 2008.

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11.	COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $71,067; 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.